May 9, 2014

Via EDGAR & E-MAIL

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	HealthEquity, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted April 3, 2014

CIK No. 0001428336

Dear Ms. Ransom:

On behalf of HealthEquity, Inc. (the “Company”), we are submitting this letter and the following information in response to the letter, dated May 1, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on April 3, 2014. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”) and are sending the Staff via electronic mail a copy of this letter and certain supplemental materials, including a version of the Amended Registration Statement that is marked to show changes to the Registration Statement originally submitted on April 3, 2014.

References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

2.	Comment: Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Company respectfully advises the Staff that it currently does not expect to use any graphical materials or artwork other than the logos included in the prospectus included in the Registration Statement and the Amended Registration Statement. To the extent that this expectation changes, the Company will provide to the Staff a copy of such graphical materials or artwork, as the case may be.

3.	Comment: With respect to all third-party statements in your prospectus—such as statements by the Consumer Driven Market Report and the 2014 survey for Prudential Insurance by MRops, Inc. and Oxygen Research Inc. - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will submit, under separate cover, the relevant portions of the cited publications, marked to highlight the applicable portion of the section containing the statistic and with cross-references to the supported statements in the Amended Registration Statement. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon completion of its review. The Company notes that none of the reports were prepared for or on behalf of the Company.

4.	Comment: We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Response: The Company acknowledges the Staff’s comment and confirms that it will file a subsequent amended version of the Amended Registration Statement containing the required information, including, without limitation, the offering price, underwriting discounts and the number of shares, as soon as practicable after such information is available and with sufficient time for the Staff to review such information.

5.	Comment: Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response: The Company acknowledges the Staff’s comment and confirms that the Staff will be provided with the necessary information from FINRA prior to effectiveness of the Registration Statement.

6.	Comment: Please state your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Company respectfully advises the Staff that it has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act and, as a result, the Company will comply with new or revised accounting standards as required when they are adopted for public companies. In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 39 of the Amended Registration Statement to state its election under Section 107(b) of the JOBS Act, and to include a statement that its decision to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) is irrevocable.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Prospectus Summary, page 1

Overview, page 1

7.	Comment: Please provide support for the statement that “over 55 million consumers” represents “approximately 30% of the under-age 65 privately insured population in the United States.”

Response: The Company respectfully advises the Staff that the U.S. Census Bureau, Current Population Survey, 2013 Annual Social and Economic Supplement, submitted under separate cover, reports that 174,637,000 individuals under the age of 65 are covered by private health insurance. In addition, according to the Company’s records, the number of the Company’s commercial health plan members under the age of 65 is 55,776,167. Accordingly, by dividing the number of the Company’s commercial health plan members under the age of 65 by the under-age 65 privately insured population in the United States (equaling 31.9%), the Company estimates over 55 million consumers represents approximately 30% of the under-age 65 privately insured population in the United States.

8.	Comment: Please provide support for the statement that “[]n the past two years, while the number of consumers nationally with HSAs has grown annually by less than 20%, [you] have grown [y]our HSAs at a 42% compounded annual growth rate, significantly increasing [y]our market share. Please also provide support for the statements that “[t]he number of HSAs has grown from 4.9 million in 2009 to 10.7 million in 2013. During this time, the number of people in high deductible health plans, or HDHPs, that are eligible to be coupled with HSAs, which [you] refer to as HSA Plans, grew from 8.0 million to 15.5 million. Despite this growth, the market remains significantly under-penetrated as this implies only 9% penetration of the under-age 65 U.S. private health insurance market.”

Response: The Company respectfully advises the Staff that the 2013 Devenir HSA Research Report, dated February 12, 2014, submitted under separate cover, reports that nationally HSAs grew from 6,758,000 in December 2011 to 10,700,000 in December 2013. This represents a compounded annual growth rate for HSAs nationally of 26%. According to the Company’s records, the number of the Company’s HSAs grew from 480,517 in January 2012 to 967,710 in January 2014. This represents a compounded annual growth rate for the Company’s HSAs of 41.9%. Accordingly, the Company concludes that it significantly increased its market share during this time.

The Company respectfully further advises the Staff that the 2013 Devenir HSA Research Report, dated February 12, 2014, submitted under separate cover, reports that the number of HSAs grew from 4,941,000 in December 2009 to 10,700,000 in December 2013. According to the America’s Health Insurance Plans, Center for Policy Research report, dated June 2013, submitted under separate cover, the number of people in high deductible health plans, or HDHPs, that are eligible to be coupled with HSAs grew from 8,013,000 in January 2009 to 15,455,073 in January 2013. In addition, the U.S. Census Bureau, Current Population Survey, 2013 Annual Social and Economic Supplement, submitted under separate cover, reports that 174,637,000 individuals under the age of 65 are covered by private health insurance. Accordingly, by dividing the number of people in

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

HDHPs that are eligible to be coupled with HSAs by the under-age 65 privately insured population in the United States (equaling 8.8%), the Company concludes that only 9% penetration of the under-age 65 privately insured population in the United States means that the market remains significantly under-penetrated.

The statement identified by the Staff in Comment #8 has been further revised on pages 2 and 81 of the Amended Registration Statement to provide additional clarifying detail in light of the above-noted support.

9.	Comment: Please provide further details regarding the “provisions in the Patient Protection and Affordable Care Act of 2010, or the PPACA, that drive employers to offer, and consumers to purchase, affordable insurance,” which you believe will cause HSA growth to accelerate.

Response: The Company respectfully advises the Staff that the PPACA contains the requirement that nearly all legal U.S. residents obtain health insurance. The Congressional Budget Office (“CBO”) Director’s testimony before the U.S. House of Representatives on March 30, 2011, submitted under separate cover, cites CBO estimates that the PPACA will increase the number of non-elderly Americans with health insurance by approximately 32 million in 2016 and approximately 34 million in 2021. Thus, the PPACA is expected to drive consumers to purchase affordable health insurance. The testimony also explains that the administrative costs involved in operating and managing health insurance plans will be higher for plans offered through the health insurance exchanges than they will be for those offered by large employers, principally because administering plans (including handling enrollment and the payment of premiums) for many individual policyholders is more expensive than administering them for a single employer. As a consequence, the testimony concludes that such administrative cost advantages for employers will encourage employees to continue seeking the cheaper, employment-based coverage, which, in turn, will encourage employers to keep offering such coverage. Thus, the PPACA is expected to drive employers to offer affordable insurance. In addition, according to the Employee Benefit Research Institute report, dated February 6, 2014, submitted under separate cover, “a growing number of employers are offering workers a high-deductible health plan with a savings account option.” Thus, the Company submits that, based on the foregoing third-party sources, (1) the PPACA is expected to drive employers to offer, and consumers to purchase, affordable insurance, and (2) already a growing number of employers are offering HSAs. Accordingly, the Company believes that the PPACA will cause HSA growth to accelerate.

The Amended Registration Statement has been further revised on pages 3 and 81 to provide additional detail relating to the provisions in the PPACA that drive employers to offer, and consumers to purchase, affordable insurance, as well as on page 21 to provide related risk factor disclosure.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

The Offering, page 12

10.	Comment: We note that Berkley Capital Investors, L.P. currently hold 37.3% of your outstanding shares, and that each of Frank T. Medici and Thomas H. Ghegan, your directors, can be deemed to beneficially own such shares. Please disclose, here or elsewhere in the Prospectus Summary, the ownership percentages of such shareholders following the offering, as well as, if applicable, please confirm if you plan to rely on the “controlled company” exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market, as applicable. Please also add appropriate risk factor disclosure regarding your status as a controlled company, if applicable. Please also briefly describe the history of Berkley’s involvement in your business.

Response: In response to the Staff’s comment, the disclosure in the Prospectus Summary on page 10 of the Amended Registration Statement has been revised.

The Company respectfully advises the Staff that no one individual, group or company holds more than 50% of the voting power for the election of directors of the Company. Accordingly, the Company may not rely on the “controlled company” exemptions provided under the rules of the New York Stock Exchange or the Nasdaq Stock Market.

The Company respectfully further advises the Staff that Berkley’s initial involvement with the Company began in 2006 when Berkley invested in the Company by acquiring shares of the Company’s series C redeemable convertible preferred stock pursuant to a securities purchase agreement, dated October 5, 2006. Subsequent to this initial investment, Berkley further invested in the Company through its purchase of shares of the Company’s series D-1 redeemable convertible preferred stock in October 2008, the Company’s series D-2 redeemable convertible preferred stock in December 2008, the Company’s series D-3 redeemable convertible preferred stock in August 2011, and warrants to acquire shares of the Company’s common stock.

Risk Factors, page 17

11.	Comment: Please delete the third sentence of the introductory paragraph of this section, as well as the reference to “additional risks and uncertainties not presently known to us or that we currently believe to be immaterial.” All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to delete the specified sentences in the introductory paragraph of the Risk Factors section on page 18 of the Amended Registration Statement.

12.	Comment: Please include a risk factor discussing the risks associated with threats to your cyber-security. In this regard, we note your disclosure on page 18 that you “were exposed to risks relating to the 2013 theft of payment card numbers housed in Target Corporation’s point of sale system.”

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Response: In response to the Staff’s comment, a separate cybersecurity-related risk factor has been added on page 19 of the Amended Registration Statement.

Special Note Regarding Forward-Looking Statements and Industry Data, page 42

13.	Comment: Throughout your prospectus you set forth market data and certain industry data obtained through a variety of sources. You state that you have not independently verified the accuracy and completeness of this information. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Registration Statement to state that the Company believes the market, industry and other data included in the prospectus is generally reliable.

Capitalization, page 47

14.	Comment: Please separate the line item cash and cash equivalents with a double underline from the capitalization section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amended Registration Statement to separate the line item cash and cash equivalents with a double underline from the capitalization section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Liquidity and Capital Resources, page 68

15.	Comment: We note that you expect to increase your capital expenditures in fiscal year 2015 compared to fiscal year 2014. Please revise to discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources, giving particular consideration to the fact that your primary sources of liquidity are cash flows from operations and net proceeds from this offering. Please also address the impact that your acquisitions, as opposed to solely organic growth, have had and are expected to have on your results of operations, including revenues and costs. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: The Company respectfully advises the Staff that, although the Company expects to increase its capital expenditures as a result of normal growth and to improve the architecture of its proprietary system, the expected increases in capital expenditures will not materially change the trends and conditions of the Company’s liquidity, operations and capital resources. As of January 31, 2014, all obligations related to prior

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

acquisitions have been paid, and there are no future obligations related to past acquisitions. Additionally, all prior acquisitions have been fully reflected in fiscal years 2014 and 2013. Furthermore, the material revenues and costs related to the Company’s acquisitions prior to fiscal year 2013 had been completely integrated into the financial statements of the Company before the beginning of fiscal year 2013, such that there is minimal impact on the trends or comparative results of operations, including revenues and costs in fiscal years 2014 and 2013 related to such prior acquisitions versus the prior organic revenues and costs. Accordingly, the Company respectfully submits to the Staff that the impact of past acquisitions on results of operations, including revenues and costs, has been appropriately reflected in the Company’s financial statements.

Business, page 78

Company Overview, page 78

16.	Comment: Please provide support for the statement that you are “a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions,” including an indication of the metrics used in making such determinations, as well as your belief that “traditional health insurance’s inability to impact long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information.”

Response: The Company respectfully submits to the Staff that its position as a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions is demonstrated by a series of accomplishments which were either industry-firsts or well beyond the standard practice of the Company’s competitors at the time. Certain of these accomplishments include those set forth by year on pages 2 and 81 of the Amended Registration Statement. In addition, industry observers have recognized the Company’s leadership. In 2013, Consumer Directed Market Report commented that “HealthEquity is in a class by itself,… due to its massive increase in HRAs and VEBAs in addition to HSAs,” and that “HealthEquity is clearly an HSA market leader.” Furthermore, in 2013, the same publication evaluated 10 leading consumer-directed health platforms, labeling HealthEquity a “leader” and predicting that firms such as HealthEquity were “taking over private health insurance.” The Company also evaluates its leadership quantitatively based on third-party data relating to HSA market share (such third-party data is submitted herewith under separate cover). In 2012, Consumer Directed Market Report named the Company the fastest growing HSA custodian of the prior three years. In addition, according to a 2013 Devenir HSA Research Report, dated February 12, 2014, submitted under separate cover, the Company’s market share doubled, from 4% in December 2010 to over 8% in January 2014. Accordingly, this supports the Company’s belief that it is a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

The Company respectfully advises the Staff that it has revised the disclosure on pages 1 and 80 of the Amended Registration Statement to clarify the Company’s belief in respect of traditional health insurance’s ability to impact long-term cost trends. The Company further respectfully submits to the Staff that sufficient third party reports and data exist to support its belief that traditional health insurance’s difficulty in impacting long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information (such third party reports and data are submitted herewith under separate cover). A number of researchers, including the Kaiser Family Foundation have documented the significant increase in health insurance costs relative to inflation. According to a Kaiser Family Foundation report, health insurance premiums have increased 70% from 2003 to 2013. In addition, other studies such as those conducted by the Employees Benefit Research Institute have found that people enrolled in consumer-driven health plans (“CDHPs”) show patterns of significantly more engagement and cost-conscious behavior than people in traditional health insurance plans. Furthermore, researchers such as Harvard Business School Professor Regina Herzlinger, in her books Market Driven Health Care (1997) and Consumer-Driven Health Care (2004), and other authors writing in Health Affairs have concluded that shifting people away from traditional health insurance plans to CDHPs could result in significant cost savings. The Health Affairs authors reported that growth in these types of plans to 50% adoption could save up to $57B annually and that “[a]bout two-thirds of the savings would result from fewer episodes of care and about one-third from lower spending per episode. This suggests that enrollees would have considerable influence over spending even after they initiated medical care.” Accordingly, the Company believes that traditional health insurance’s difficulty in impacting long-term cost trends has been due in part to consumers not being aligned, engaged or empowered with incentives and information.

Our Opportunity, page 80

17.	Comment: We note your statement that only 3% of HSA accounts include investments today. Please provide the rationale for your belief that the number of HSA accounts including investments will increase in the future.

Response: The Company respectfully advises the Staff that, according to the Employee Benefit Research Institute report, dated February 6, 2014, submitted under separate cover, “a growing number of employers are offering workers a high-deductible health plan with a savings account option.” According to this same report, “as the number of people with account-based plans expands, total assets in these accounts can be expected to grow as well.” In addition, according to Consumer Driven Market Report, submitted under separate cover, the number of people with HSAs is expected to reach 50 million by 2020. The 2013 Devenir HSA Research Report, dated February 12, 2014, submitted under separate cover, reports that HSAs have grown from 4.9 million in 2009 to 10.7 million in 2013 and that HSA assets, comprised of both cash deposits and investments, have grown from $7.2 billion to $19.3 billion during this timeframe. Finally, according to the Employee Benefit Research Institute Issue Brief dated January 2013, as HSA

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

balances grow, the potential to invest in more volatile investment vehicles (such as mutual funds and stocks) will grow. Based on the foregoing third-party sources that indicate the size of HSA assets has increased in recent years and is expected to continue to increase over the coming years, and because the Company believes that HSA assets are more likely to be invested than maintained as cash deposits, the Company believes the number of HSA accounts including investments will increase in the future.

Our Competitive Strengths, page 82

Complete Solution for Managing Consumer Healthcare Saving and Spending, page 83

18.	Comment: We note your statement that “[o]n average, every month 28% of our members sign into [y]our platform and 13% reach out to one of [y]our advisors.” We also note your statement that “[y]our platform provides an ecosystem where consumers can access their tax-advantaged healthcare savings, compare treatment options and pricing, evaluate and pay healthcare bills, receive personalized benefit and clinical information, earn wellness incentives, and make educated investment choices to grow their tax-advantaged healthcare savings.” Please provide further details regarding the ways and frequency with which your users utilize the multi-functional nature of your platform.

Response: The Company respectfully advises the Staff that the Company’s members utilize the Company’s platform in a number of ways. For example, members utilize the platform to evaluate and pay healthcare bills through the “View Open Claims” portal, which allows members to pay their healthcare providers, receive reimbursements and learn of savings opportunities for prescription drugs. In addition, members utilize the Company’s platform to make educated investment choices in respect of their tax-advantaged healthcare savings through the Company’s online investment advisor, which recommends investments that are tailored to a member’s specific financial goals. Members also utilize the platform’s mobile app to view and pay claims on-the-go, including by uploading medical and insurance documentation to the platform with their mobile phone cameras.

The Company tracks the nature of its members’ interactions with the platform in a variety of ways, including by tracking (1) the number of clicks on the various websites within the platform, (2) the number of times various transactions are effected (e.g., deposits into Company-administered HSAs), (3) the volume of educational messages delivered by corporate service representatives, (4) the amount of funds contributed to investment accounts after educational messages are delivered (approximately $101.7 million in fiscal year 2014), (5) the average number of members using the platform on an annual basis (747,182 in fiscal year 2014), and (6) the total amount of card payments made by members (approximately $756.3 million in fiscal year 2014), among others.

The Company has revised the disclosure on pages 85 and 87 of the Amended Registration Statement to provide additional detail relating to the ways in which its members utilize the multi-functional nature of its platform.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Differentiated Consumer Experience, page 84

19.	Comment: Please provide further details regarding how your “Teachable Moments” helped you generate more than $100 million in additional HSA deposits in fiscal year 2014.

Response: The Company respectfully advises the Staff that the Company employs individual employees (referred to as Member Education Specialists) who provide real-time assistance to the Company’s members. The Company considers this type of interaction to be one type of Teachable Moment. As part of their duties, the Member Education Specialists record via an internal database (referred to as the CX System) the identity of the Company’s members to whom they provide assistance. A feature of the CX System is its ability to interact with other Company databases to track the amount by which a member increases his or her HSA contributions after interacting with Member Education Specialists. This is achieved by correlating the “educated” member as flagged in the CX System with recorded increases in contributions from the relevant member. As a result of this process, the Company is able to determine that the sum of all HSA contribution increases from “educated” members during fiscal year 2014 was $101,698,106.

Large and Diversified Channel Access, page 84

20.	Comment: Please provide further details regarding your “B2B2C” channel strategy, including the structure of such strategy and the reasons you believe such strategy is effective. Please also discuss how such strategy impacts the growth strategy discussed on pages 86 -89, including how it impacts growth through increasing the number of HSA Members as opposed to increasing the number of Network Partners.

Response: The Company respectfully advises the Staff that it uses the phrase B2B2C channel strategy to describe its approach to increasing the number of its HSA Members. Instead of marketing its services to consumers directly, the Company relies on its Health Plan Partners and Employer Partners to reach consumers. Expanding the Company’s network of Health Plan Partners and Employer Partners (collectively, Network Partners) is the “B2B” component of this strategy. Penetrating the large membership opportunity within the Network Partners is the subsequent “B2C” component of this strategy. Thus, “B2B2C.” This B2B2C channel strategy constitutes the first two elements of the Company’s growth strategy set forth on page 87 of the Amended Registration Statement.

Many features of the Company’s technology platform support this strategy. For example, the Company’s platform integrates with the Company’s Network Partners’ enrollment software systems, enabling individuals who enroll in an HSA Plan to automatically become one of the Company’s members through the opening and funding of an account. In addition, the Company’s platform includes employer and broker portals, enabling Employer Partners, as well as smaller employers and brokers who are customers of Health Plan Partners, to manage important aspects of the member experience for the individual members associated with such Employer Partners and smaller employers and brokers. The Company’s platform also includes Network Partner-specific “education

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

sites,” which enable sales and marketing personnel of the Company’s Health Plan Partners, as well as human resources personnel of the Company’s Employer Partners, to access and distribute consumer education and marketing materials customized for each partner’s program.

The Company believes the strategy is effective because, over the past two years, the strategy has enabled the Company to grow the number of its HSA Members by 101%, with 81% coming from existing Network Partners. In addition, during the same period, the Company’s acquisition cost per HSA Member fell by 35%, reflecting the lower cost of acquiring HSA Members from existing Network Partners. The Company believes that significant growth potential remains within its existing Network Partners and estimates that current HSA Members and their covered dependents represent fewer than 5% of the 55 million consumers under age 65 who receive health benefits from its existing Network Partners.

The Company respectfully advises the Staff that it has revised the disclosure on pages 7 and 87 of the Amended Registration Statement to provide additional detail relating to the structure of the Company’s B2B2C channel strategy.

Our Products and Services, page 89

21.	Comment: Please provide further disclosure regarding your investment advisory services, including your relationship with the brokers who provide such services and what types of investments are involved.

Response: In response to the Staff’s comment, the Company has provided additional disclosure regarding its investment advisory services on pages 92 and 93 of the Amended Registration Statement.

Our Competitive Landscape, page 91

22.	Comment: We note that as of January 31, 2014, you estimated that you have a market share of over 8%, and are among the five largest HSA custodians by market share. Please provide further information regarding the market share of other four largest HAS custodians.

Response: The Company has submitted under separate cover the relevant portions of the 2013 Devenir HSA Research Report, dated February 12, 2014, which details the largest HSA custodians by total assets as of December 31, 2013. According to this report, Optum Bank is the largest HSA custodian with $2,306,000,000 in total assets and 12% market share; JPMorgan Chase is the second largest HSA custodian with $2,300,000,000 in total assets and 12% market share; HSA Bank is the third largest HSA custodian with $1,770,000,000 in total assets and 9% market share; the Company is the fourth largest HSA custodian with $1,571,000,000 in total assets and 8% market share; and BenefitWallet is the fifth largest HSA custodian with $1,499,000,000 in total assets and 8% market share.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Facilities, page 95

23.	Comment: We note your disclosure on page 33 regarding a back-up site in Texas. Please revise your disclosure here to discuss this site, or tell us why such disclosure is unnecessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement to disclose the back-up site in Texas.

Management, page 97

24.	Comment: For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100-102 of the Amended Registration Statement to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director, in light of the Company’s business and structure.

Executive Compensation, page 102

Compensation of the Named Executive Officers, page 102

25.	Comment: We note that Stephen D. Needleman, M.D., served as your Chief Executive Officer until “January 2014.” We also note that Item 402(m)(2) requires disclosure of compensation regarding (i) “all individuals serving as [your] principal executive officer (“PEO”) […] during the last completed fiscal year,” and (ii) the “two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year.” Please advise or revise your compensation disclosure accordingly. Please see Regulation S-K Compliance and Disclosure Interpretation 117.06, available on our website.

Response: In response to the Staff’s comment, the Company respectfully submits that, based on the relevant facts and circumstances, the Company believes that Mr. Kessler functioned as the Company’s “principal executive officer” during the entire 2014 fiscal year even though his title during such year was technically Executive Chairman and Dr. Neeleman’s title was technically Chief Executive Officer. Various Commission rules reference, but do not define, a company’s “principal executive officer” and although the term “principal executive officer” frequently refers to a company’s chief executive officer, an individual’s title is not always dispositive. During the Company’s 2014 fiscal year, Mr. Kessler was the most senior corporate officer of the Company, he was responsible for all day-to-day management decisions and for implementing the Company’s long and short term plans, and all employees of the Company (including Dr.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Neeleman) reported directly or indirectly to Mr. Kessler. Based on these and other facts and circumstances, Mr. Kessler was appropriately determined to be the Company’s “principal executive officer” for its 2014 fiscal year. Further, if the Staff does not concur with our determination of Mr. Kessler’s status and is of the view that Dr. Neeleman, and not Mr. Kessler, should be treated as our “principal executive officer” based solely on his title, the Company respectfully submits that the change in Messrs. Kessler’s and Neeleman’s titles to reflect their actual job functions as part of the IPO-preparation process was effective as of February 1, 2014 (i.e., the first day of the Company’s 2015 fiscal year). Accordingly, the Company believes that it has correctly determined the group of named executive officers disclosed in the Registration Statement.

Narrative to Summary Compensation Table, page 102

26.	Comment: We note that you plan to enter into post-IPO employment agreements with each of your named executive officers. If known, please describe the material terms of such agreements. Please see Item 402(o) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that it will describe the material terms of the post-IPO employment agreements with each of its named executive officers in accordance with Item 402(o) of Regulation S-K as soon as such information is available.

Annual Bonus Plan, page 103

27.	Comment: Please disclose the revenue, earnings before interest, taxes, depreciation, and amortization and assets under management at the end of the fiscal year targets utilized in the year ended January 31, 2014, the actual revenue, earnings before interest, taxes, depreciation, and amortization and assets under management achieved in the year ended January 31, 2014, the amount of any payouts, and the manner in which the payouts, if any, were made. Please refer to Item 402(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that, as an emerging growth company, as defined under the JOBS Act, the Company is permitted to comply with Item 402 of Regulation S-K by disclosing the same information as a smaller reporting company. Accordingly, the Company is not required to comply with Item 402(b) of Regulation S-K and is only required to provide a “narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.” Although the Company believes that the disclosure provided in the “Executive compensation” section fully complies with these requirements, the Company has expanded the bonus plan disclosure on pages 106-108 of the Amended Registration Statement to provide additional information regarding the annual bonus plan.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

28.	Comment: Please disclose the individual and team goals for each executive, as well as provide further details regarding how the President and Chief Executive Officer and/or the Compensation Committee determine that such goals are met.

Response: In response to the Staff’s comment, the Company respectfully submits that, as an emerging growth company, as defined under the JOBS Act, the Company is permitted to comply with Item 402 of Regulation S-K by disclosing the same information as a smaller reporting company. Accordingly, the Company is not required to comply with Item 402(b) of Regulation S-K and is only required to provide a “narrative description of any material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.” Although the Company believes that the disclosure provided in the “Executive compensation” section fully complies with these requirements, the Company has expanded the bonus plan disclosure on page 108 of the Amended Registration Statement to provide additional information regarding the annual bonus plan.

Certain Relationships and Related Party Transactions, page 117

Independent Contractor Agreement, page 120

29.	Comment: We note that you entered into an independent Contractor Agreement with Healthcharge Inc. in March 2009, and that Jon Kessler, your President and Chief Executive Officer, was the Executive Chairman and the Chairman of Healthcharge Inc. at such time. Please confirm if Mr. Kessler is still the Executive Chairman and the Chairman of Healthcharge Inc., and if the amounts due under such Independent Contractor Agreement consist of the service fee paid to Mr. Kessler, and revise your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and confirms that Mr. Kessler is still the Chairman of Healthcharge Inc. and that the amounts due under the independent contractor agreement consist of the service fee paid to Mr. Kessler. Disclosure regarding the service fee paid to Mr. Kessler is already included on page 125 of the Amended Registration Statement and in light of the Staff’s comment we have added a cross-reference to the appropriate location on page 125 of the Amended Registration Statement.

Principal Stockholders, page 121

30.	Comment: Please disclose all individuals and entities who have direct or indirect beneficial ownership of your shares, For example, please disclose all natural persons who may be deemed to have voting and dispositive power over the shares held by Berkley Capital, LLC, not just those persons who are also members of your board of directors. Please see Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnotes (1), (3) and (12) on page 127 of the Amended Registration Statement to clarify and/or identify all individuals who may be deemed to have voting and dispositive power over the applicable Company shares.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Description of capital stock, page 124

31.	Comment: Please disclose the number of holders of each class of stock. Please see Item 201(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129 and 130 of the Amended Registration Statement to disclose the number of holders of each class of stock in accordance with Item 201(b) of Regulation S-K.

32.	Comment: We note your disclosure that your certificate of incorporation will include a provision that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions involving the company. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the provision may discourage lawsuits or that courts in jurisdictions outside of Delaware will be unwilling to enforce the terms of the provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Amended Registration Statement to include a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the provision may discourage lawsuits or that courts in jurisdictions outside of Delaware will be unwilling to enforce the terms of the provision.

Change in Independent Accountant, page 141

33.	Comment: Please revise your disclosure to clarify the date Squire and Company, PC was dismissed. Please ensure your disclosure regarding the period during which there were no disagreements with Squire and Company, PC includes the two most recent years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K. Please also ensure that you provide Squire and Company, PC the revised disclosure prior to filing a letter from them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amended Registration Statement to clarify the date of dismissal and the periods for which there were no disagreements with Squire and Company, PC. The Company has provided Squire and Company, PC with the revised disclosure.

34.	Comment: Please revise your disclosure regarding the period during which there were no consultations with PricewaterhouseCoopers LLP. This period should include the two most recent years and any subsequent interim period through the date of engagement on March 1, 2013. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Amended Registration Statement, and confirms that there were no consultations with PricewaterhouseCoopers LLP during the two years ended January 31, 2012 and the subsequent interim period through March 1, 2013.

Consolidated Financial Statements, page F-2

35.	Comment: You disclose in Risk Factors on page 34 that you identified a material weakness in your financial reporting that caused the restatement of previously issued financial statements as of and for the year ended January 31, 2013. Please tell us what consideration you gave to providing the disclosures required by ASC 250-10-45-22 through 24.

Response: During fiscal year 2014, the Company identified errors in its previously issued consolidated financial statements as of and for the year ended January 31, 2013 which were considered to be material and required restatement of those financial statements. The Company corrected the errors and reissued the restated consolidated financial statements as of and for the year ended January 31, 2013, prior to the issuance of the Company’s consolidated financial statements as of and for the year ended January 31, 2014, to the users of the financial statements. The Company included the disclosures required by ASC 250-10-45-22 through 24 in its restated consolidated financial statements as of and for the year ended January 31, 2013. The Company considered the guidance in ASC 250-10-50-9, which states, “Disclosure of restatements in annual reports issued after the first such post-revision disclosure would ordinarily not be required,” in determining that the disclosures required by ASC 250-10-4-22 through 24 were not required to be included in its financial statements as of and for the year ended January 31, 2014.

Notes to Consolidated Financial Statements, page F-8

Note 1. Summary of Business and Significant Accounting Policies, page F-8

36.	Comment: We note your disclosure that you hold custodial assets in trust for individual account holders. You also disclose that as a non-bank custodian you partner with FDIC-insured bank partners to hold and invest your cash assets under management. Citing relevant accounting literature, please advise us of the basis for your accounting for assets under management.

Response:

The Company respectfully advises the Staff that the Company applied FASB Concepts Statement No. 6, “Elements of Financial Statements,” to determine whether or not HSA balances should be reflected as an asset with an offsetting liability in its consolidated balance sheet. Based on FASB Concepts Statement No. 6, an asset represents a probable future economic benefit obtained or controlled by a particular entity as the result of past

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

transactions or events. In determining whether or not the Company has control of its members’ HSAs, it evaluated the ability of creditors to access those accounts in the event of bankruptcy. The Company also considered the guidance in ASC 860, Transfers and Servicing, which states that an entity has relinquished control of an asset when the asset is isolated and “put presumptively beyond the reach of the entity and its creditors, even in bankruptcy, or other receivership.” The isolation of an asset is a legal determination in its application and depends on applicable state and federal law. The Company has applied the authoritative literature based on the terms of the agreements with its HSA Members and its assessment of applicable state and federal law.

The Company acts as a passive non-bank custodian to the HSA Members with respect to account cash balances and facilitates its HSA Members keeping those cash balances with a bank. Under section 541 of title 11 of the United States Code (the “Bankruptcy Code”) and other applicable law, HSA balances would not constitute property of the Company’s “estate” or “assets” of the Company and, accordingly, would not be subject to claims of the Company’s creditors. In addition, the Federal Deposit Insurance Corporation (FDIC) has stated that HSAs are eligible for FDIC insurance up to maximum limits. Based on the foregoing, the Company determined that HSAs do not constitute an asset of the Company because it is a custodian and it does not have control over the HSA balances. Accordingly, the Company does not include HSA balances in its consolidated balance sheets.

37.	Comment: We note you must maintain net worth greater than 2% of custodial funds held in trust at each year-end. Please disclose the amount of your net worth relative to the imposed requirement. Further, please expand your disclosure to the extent there are ramifications if the requirement is not met in addition to not being able to take on additional custodial assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amended Registration Statement to disclose its net worth relative to the imposed requirement and any ramifications if the requirement is not met.

Intangible assets, net, page F-10

38.	Comment: We note your intangible assets are amortized typically on a straight-line basis. In light of the materiality of your member assets, please tell us your consideration of amortizing these assets under an accelerated method and explain how you determined amortization on straight-line basis is appropriate.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company believes the use of a straight-line amortization method is appropriate to reflect the pattern over which the economic benefits of existing member assets are realized. The Company has analyzed the attrition and depletion of member accounts, including historical analysis of customer behavior, and has noted that they declined in a

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

normalized manner, as opposed to accelerated or exponential fashion. In addition, the Company annually reviews and updates its estimates of the duration of member accounts to ensure the remaining amortization period aligns with the economic benefit.

The Company does not believe that an alternative pattern could be determined with sufficient reliability and precision as to produce a result that was more reflective of the pattern over which benefits were being realized.

Revenue Recognition, page F-12

39.	Comment: With reference to the specific authoritative accounting literature that you believe to be applicable, please tell us the basis in GAAP for your revenue recognition policies for your account fee revenue and revenue from investment advisory services. Please be sure to address your consideration of whether your contracts represent multiple element arrangements. Also tell us any other revenue recognition guidance that was considered but determined to be inapplicable and why.

Response: The Company enters into arrangements for account fee revenue with Network Partners, employer clients and individual members in connection with HSAs and RAs. Beginning in fiscal year 2015, the Company began offering investment advisory services as an optional service to individual HSA Members. Investment advisory services consist of three levels of support – Self-driven, GPS, and AutoPilot. The pricing for GPS and AutoPilot is determined as a fixed percentage of every $1,000 under investment and is collected on a monthly basis as the services are delivered to the HSA Member. Prior to fiscal year 2015, there was no revenue from investment advisory services.

The Company acknowledges the Staff’s comment and respectfully submits that both account fee revenue and investment advisory services are accounted for using the proportional performance method by analogy to ASC 605. Accordingly, revenue is recognized on a monthly basis as services are rendered. Where the Company enters into an arrangement for account fee revenue directly with Network Partners or employer clients and where individual members of such entities elect optional investment advisory services, the Company has determined that the guidance pursuant to ASC 605-25 would not be applicable as the Company is contracting with two separate customers. Where the Company enters into an arrangement for account fee revenue directly with an individual member and where such member elects optional investment advisory services, the Company has determined that the guidance pursuant to ASC 605-25 would be applicable as the Company is contracting with the same customer for both services.

In situations where investment advisory services are delivered on a contemporaneous basis with our account fees to individual members, the Company has concluded that performing a relative fair value allocation would not result in a difference in the timing or amount of revenue recognition. Further, the Company notes that revenues for investment advisory services are currently not material and are not required to be disclosed

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

separately. The Company will continue to monitor these arrangements in the event revenues from these arrangements rise to a material level and will modify its methodology to apply the relative fair value method where required for disclosure purposes.

40.	Comment: Please clarify your disclosure to indicate, if true, card fee revenue is earned on the payment card provided by you. Further, please explain to us your liability or risk, if any, associated with payments made with your card where there are insufficient funds and how you account for losses associated with the use of your payment cards.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Amended Registration Statement to indicate card fee revenue is earned on the payment card provided by the Company.

The Company respectfully advises the Staff that the Company’s risk of loss associated with the use of payment cards is negligible due to the payment cards being pre-funded by the cardholder members. Transactions are declined at the point of sale if there are insufficient funds in the relevant HSA Member’s account; therefore, losses were de minimis for the years ended January 31, 2014 and 2013. The accounting treatment for these losses, if applicable, is recognized pursuant to ASC 450-10.

Note 4. Intangible Assets and Goodwill, page F-17

41.	Comment: Please tell us the nature of the acquired intangible member assets and what makes up this balance. Please also disclose your accounting policy for these assets, citing the applicable guidance used.

Response: The Company has acquired intangible member assets through various acquisitions of HSA portfolios. A significant portion of the purchase price from each acquisition has been allocated to the acquired HSA Member intangible assets, which consists of the contractual rights to administer the activities related to the individual health savings accounts acquired. The Company applied the guidance in ASC 805-20-55, for the initial recognition of the acquired intangible member assets. The Company respectfully advises the Staff that the accounting policy for these assets is disclosed in Notes 1 and 4 of the consolidated financial statements.

Note 11. Stock Options, page F-30

Stock-based Compensation, page F-30

42.	Comment: To the extent there are significant grants and changes in fair value occurring after the most recent interim period and prior to the initial public offering or the estimated IPO price differs significantly from the most recent fair value determined, please explain the factors contributing to significant changes in the fair values of the underlying stock during this period. Please also relate these factors to changes in assumptions used to determine fair value.

Ms. Mara L. Ransom

U.S. Securities & Exchange Commission

May 9, 2014

Response: The Company acknowledges the Staff’s comment and confirms that, to the extent there are significant grants and changes in fair value occurring after the most recent interim period and prior to the initial public offering, or the estimated IPO price differs significantly from the most recent fair value determined, it will explain the factors contributing to significant changes in the fair values of the underlying stock during this period and will relate these factors to changes in assumptions used to determine fair value.

Item 16. Exhibits and Financial Statement Schedules, page II-3

43.	Comment: Please file all required exhibits, including but not limited to Exhibit 5.1, the legal opinion of Willkie Farr & Gallagher LLP, in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Please see Item 601 of Regulation S-K.

Response: The Company confirms that it will file all required exhibits sufficiently in advance of effectiveness of the Registration Statement to provide the Staff with sufficient time to review them and to enable the Company to respond to any additional comments the Staff may have as a result of the inclusion of such exhibits.

Item 17. Undertakings, page II-5

44.	Comment: Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has updated the undertakings on page II-5 of the Amendment to include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

The Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Gordon R. Caplan at (212) 728-8266 or the undersigned at (212) 728-8981 with any further questions or comments.

Sincerely,

Morgan D. Elwyn, Esq.

cc:	Jon Kessler, President & CEO, HealthEquity, Inc.

Lilyanna L. Peyser, Special Counsel, U.S. Securities & Exchange Commission

Liz Walsh, Staff Attorney, U.S. Securities & Exchange Commission

Ta Tanisha Meadows, Staff Accountant, U.S. Securities & Exchange Commission

Donna Di Silvio, Staff Accountant, U.S. Securities & Exchange Commission